Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

William K. Phelan
Senior Vice President, Acting Chief Financial Officer and Controller
bphelan@searshc.com

VIA EDGAR

June 10, 2011

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sears Holdings Corporation Form 10-K for Fiscal Year Ended January 29, 2011 Filed March 11, 2011 File No. 0-51217

Dear Mr. Thompson:

I want to thank you for your additional comments concerning the above-referenced documents, as set forth in your letter dated June 3, 2011, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission June 10, 2011	Page 2

Form 10-K for Fiscal Year Ended January 29, 2011

Item 1. Business, page 2

Business Segments, page 2

1.	We reviewed your response to comment one in our letter dated May 9, 2011. We understand that you are the primary obligor and report revenues related to independently-owned Sears Hometown Stores based on the gross amount of merchandise sales to the customer. Please confirm or clarify our understanding. If our understanding is correct, please tell us the factors or indicators that support your revenue recognition policy. Otherwise, please clarify how you account for the operations of independently-owned stores.

Response

The majority of Sears Hometown Store locations are independently owned; however, Holdings requires the owners to operate the business according to the Company’s standards. For example, the owners must display the required merchandise, offer all required products and services and use the Company’s point of sale system. Also, the Company has the right to approve advertising, promotional and marketing materials and imposes certain advertising requirements. The Company establishes selling prices of the merchandise. Since the merchandise is procured, owned and warehoused by Holdings, we maintain general inventory risk before the customer order is placed and upon return. In addition, since each transaction is rung on the Company’s point of sale system, we maintain the credit risk. Each owner is paid a commission for the services they provide. While the owners of Sears Hometown Stores do predominately exercise control over the day-to-day operations of the store, including hiring, firing and supervising of management and employees, and making capital decisions, we believe this factor to be less relevant in the determination of whether gross revenue recognition is appropriate, particularly when considered in conjunction with the other factors discussed above. As such, revenues related to Hometown Stores represent the gross amount of merchandise sales to the customer and is recorded in accordance with ASC 605-45.

Item 8. Financial Statements and Supplementary Data, page 48

Notes to Consolidated Financial Statements, page 53

Note 18 – Summary of Segment Data, page 90

2.	We reviewed your response to comment four in our letter dated May 9, 2010. Please disclose revenues from each merchandise and service category in dollars rather than percentages of total merchandise and service revenues.

Response

In future filings, we will disclose revenues from each merchandise and service category in dollars rather than percentages of total merchandise and service revenues.

Note 19 – Legal Proceedings, page 91

3.

We reviewed your response to comment five in our letter dated May 9, 2010. We understand that you have not disclosed an estimate of probable and reasonably possible losses or range of loss in excess of amounts accrued for contingencies because the ultimate liability is not expected to have a material adverse effect on your financial position, liquidity or capital resources after taking into account insurance and reserves. However, we note your disclosure that an adverse outcome of certain matters could have a material adverse effect on your earnings in any given period. As such,

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission June 10, 2011	Page 3

we believe that you should disclose an estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such contingencies or state that such an estimate cannot be made. Please further advise. In addition, please tell us how you consider insurance coverage in determining your estimates of probable and reasonably possible losses and when you recognize insurance recoveries in income.

Response

In response to the staff’s additional comment, we will, in future filings, provide the revised disclosure, as highlighted below, of the following paragraph of Note – 19 Legal Proceedings as set forth below:

Because litigation outcomes are inherently unpredictable, our evaluation of legal proceedings often involves a series of complex assessments by management about future events and can rely heavily on estimates and assumptions. If the assessments indicate that loss contingencies that could be material to any one of our financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then we disclose the nature of the loss contingencies, together with an estimate of the range of possible loss or a statement that such loss is not reasonably estimable. While the consequences of certain unresolved proceedings are not presently determinable, and an estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such proceedings cannot be reasonably made, an adverse outcome from such proceedings could have a material adverse effect on our earnings in any given reporting period. However, in the opinion of our management, after consulting with legal counsel, and taking into account insurance and reserves, the ultimate liability related to current outstanding matters is not expected to have a material adverse effect on our financial position, liquidity or capital resources.

In its evaluation of insurance proceeds, the Company would first determine if the probable or reasonably possible loss is covered by insurance. The Company would then determine the amount of coverage applicable, less any deductible. If an amount of insurance recovery is deemed probable, the Company would then record the full amount of the loss and an insurance recovery. There are no material probable or reasonably possible losses in the years presented in the Form 10-K for which insurance coverage lowered our estimate of loss.

* * * * * * * * *

Sears Holdings Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission June 10, 2011	Page 4

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-2343.

Sincerely,

/s/ William K. Phelan
William K. Phelan
Senior Vice President, Acting Chief Financial Office and Controller

cc:	Mr. Louis J. D’Ambrosio
Chief Executive Officer and President
Sears Holdings Corporation

Mr. Dane A. Drobny
Senior Vice President, General Counsel and Corporate Secretary
Sears Holdings Corporation